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15047928

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED
MAR 02 2015
WASH., D.C. 194 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69114

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fantex Brokerage Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Townsend Street, Suite 234
(No. and street)

San Francisco	**CA**	**94107**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hicks **(415) 592-5950**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Fantex Brokerage Services, LLC:
San Francisco, CA

We have audited the accompanying statement of financial condition of Fantex Brokerage Services, LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of Fantex Brokerage Services, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

Fantex Brokerage Services, LLC
(SEC I.D. No 8-69114)

Statement of Financial Condition
as of December 31, 2014 and
Report of Independent Registered
Public Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a Public Document

FANTEX BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
Amounts in US Dollars

ASSETS	
CASH	$ 1,141,220
CASH SEGREGATED AND ON DEPOSIT FOR REGULATORY PURPOSES	1,337,544
DEPOSITS WITH BROKERS, DEALERS AND OTHERS	50,000
OTHER ASSETS	91,591
TOTAL ASSETS	$ 2,620,355
LIABILITIES AND MEMBER'S CAPITAL	
PAYABLES TO BROKERAGE CLIENTS	$ 1,342,285
OTHER LIABILITIES	3,548
Total liabilities	1,345,833
MEMBER'S CAPITAL	15,074,147
ACCUMULATED DEFICIT	(13,799,625)
Total member's capital	1,274,522
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 2,620,355

See notes to financial statement

1. ORGANIZATION AND NATURE OF BUSINESS

Fantex Brokerage Services, LLC (the "Company") was formed in May 2012 as a Delaware limited liability company and wholly-owned subsidiary of Fantex Holdings, Inc. (the "Member"). The Company has relied primarily on the Member to date to conduct its operations.

The Member is the sole-managing member of the Company. The Company is registered as a broker-dealer with the United States (U.S.) Securities and Exchange Commission (SEC), forty nine states, the District of Columbia, Puerto Rico and the Virgin Islands. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, which in the Company's case is the Financial Industry Regulatory Authority, Inc. (FINRA). FINRA is the primary regulator of the Company.

The Company is engaged in a single line of business as a securities broker-dealer, including the underwriting of securities on a best efforts basis issued by an affiliated corporation, Fantex, Inc. (Fantex). The Company carries retail customer accounts and facilitates transactions in connection with securities issued by Fantex. The Company will continue to rely on the Member until such time that the Company's revenues are sufficient to finance operations.

Certain Significant Risks and Uncertainties – The Company can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: the ability to maintain an adequate rate of growth; the impact of the current economic climate on its business; the ability to effectively manage its growth; the ability of the Company to underwrite new securities issued by Fantex; and the impact of labor issues in any of the major professional sports leagues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. On an ongoing basis, management will evaluate these estimates. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

Cash— Cash includes cash held in banks.

Cash Segregated and on Deposit for Regulatory Purposes — Customer cash balances are segregated in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the SEC.

Receivables from and Payable to Customers — Accounts receivable from and payable to customers include amounts due on cash transactions. The Company currently does not extend margin loans to customers.

Securities Transactions —Customers' securities transactions are reported on a settlement date basis. The Company does not engage in principal trading except in connection with the Initial Public Offering of Fantex securities nor does the Company own investment securities for its own account.

Those Fantex securities offered by the Company are non-listed, over-the-counter equity securities that trade solely on the Fantex alternative trading system (ATS). Fantex securities are non-marginable and the Company does not borrow or loan securities for delivery.

Investment Banking —Investment banking revenues include gains, losses, and fees, net of expenses, arising from securities offerings in which the Company acts as an underwriter. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred are recognized at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company expenses these costs.

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. The Company is included in the consolidated federal and state income tax return filed by the Member. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Financial Instruments Not Recorded at Fair Value — Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are described below. The Company's financial instruments not recorded at fair value but for which fair value can be approximated and disclosed include:

Cash and cash equivalents are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Cash and investments segregated and on deposit for regulatory purposes include customer cash on deposit maintained in a special reserve bank account for the exclusive benefit of customers. Accordingly, the value approximates fair value.

Other liabilities consists of certain amounts payable and due under contractual obligations, which are short-term in nature and accordingly are recorded at amounts that approximate fair value.

3. CASH SEGREGATED AND ON DEPOSIT FOR REGULATORY PURPOSES

Cash of $1,337,544 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. On January 2, 2015, the Company deposited $5,000 to the special reserve bank account.

4. RECEIVABLES FROM AND PAYABLE TO CUSTOMERS

As of December 31, 2014, there were no receivables from customers. The Company requires settled cash in any brokerage account in order for trade execution to occur.

Amounts payable to customers consisted of customer cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in non-interest bearing brokerage client accounts were $1,342,285 at December 31, 2014.

5. DEPOSITS WITH BROKERS, DEALERS AND OTHERS

The Company maintains a $50,000 deposit with its 3rd party Automated Clearing House (ACH) transaction processor.

6. OTHER ASSETS

Other assets of $91,591 consist of certain prepaid expenses and funds held on deposit with FINRA for certain regulatory expenses.

7. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is required to maintain a minimum net capital requirement of $250,000 pursuant to SEC Rule 15c3-1(a)(2)(i). At December 31, 2014, the Company recorded net capital of $1,132,931 which was $882,931 in excess of its minimum net capital requirement.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash segregated for the exclusive benefit of customers at December 31, 2014. Amounts included in cash segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash required to be segregated and on deposit for regulatory purposes at December 31, 2014 was $1,342,285. On January 2, 2015, the Company deposited $5,000 of cash into its segregated reserve bank account.

8. RELATED-PARTY TRANSACTIONS

The Company will continue to rely on the Member to conduct its operations until such time as the Company's revenues are sufficient to finance operations.

Certain expenses incurred for the year ended December 31, 2014 were paid by the Member and allocated to the Company based on the expenses incurred by the Company in its operations. The allocations were based on the time spent by employees of the Member on activities of the Company, the number of full time employees performing Company activities and direct expenses incurred for the operations of the Company. The expense allocations have been determined on the basis that the Company and the Member considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company.

Since being admitted as a member of FINRA, the Company established the Expense Sharing Agreement (the "Agreement"). Expenses incurred by the Member will be allocated to the Company according to the Agreement.

During the year ended December 31, 2014, the Company incurred $7,847,758 of total expenses related to its operations, of which $7,463,970 was paid by the Member. The Company did not and has no obligation to reimburse the Member for this amount as of December 31, 2014. Such amount was recorded as contributions from the Member. The Company received cash contributions from the Member of $630,937 during the year ended December 31, 2014.

Included in payables to brokerage clients on the statement of financial condition is $30,736 payable to the Member and $255,790 payable to certain Board Members of the Member.

9. GEOGRAPHIC CONCENTRATION

At December 31, 2014, the Company's total customer account balances were concentrated as follows:

State	Balance	% Concentration
Florida	558,386	42 %
New York	298,085	22
California	223,171	17
Colorado	128,271	10
Other (<5%)	134,372	9
Total	1,342,285	100 %

10. SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2014, through the date the accompanying financial statements were filed with the SEC. Based on this evaluation, other than as recorded or disclosed within the accompanying financial statements and related notes, the Company has determined none of these events were required to be recognized or disclosed.

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